UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following updates.

Sale of Wuxi Property

On May 22, 2025, the Company closed on the previously announced sale of its Wuxi property (the “Property”) to the local government of Wuxi (the “Buyer”). The Buyer paid the remaining balance of the purchase price, totaling RMB 112.4 million. Combined with the initial 50% payment received upon signing, the total proceeds amounted to RMB 224.8 million, or approximately USD $31 million.

In fulfilling its closing condition, the Company incurred a total of RMB 17.8 million to the single master tenant of the Property and sublessees, in exchange for their full cooperation and orderly exits, pursuant to various settlement agreements for early lease termination.

Forward Looking Statements

The Company may from time to time make written or oral “forward-looking statements”, including statements contained in this report and in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include competition, timing, increases in costs of materials, capital and financing needs, judicial and regulatory challenges and/or delays, construction and development challenges and/or setbacks, access to funding under the Company’s debt instruments and the timing thereof, the Company’s ability to hire and retain construction contractors and subcontractors, the Company’s ability to obtain materials and supplies necessary for construction of its various projects, any unforeseen issues relating to construction, including environmental, weather, catastrophes, or other issues, the Company’s ability to add additional guaranteed power to certain of its projects, composition of potential tenants, changes in general economic conditions and other factors detailed from time to time in the Company’s filings with the SEC. The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and similar expressions are intended to identify forward-looking statements. All such statements are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company, except as may be required by applicable law or regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2025

NAM TAI PROPERTY INC.

By:	/s/ Bo Hu
Name: Bo Hu
Title: Chief Executive Officer